FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2006

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This press release is not and must not, directly or indirectly, be distributed or made public in Australia, Canada, Japan or South Africa. The Offer is not being made to persons in those jurisdictions or elsewhere where their participation requires further offer documents, filings or other measures in addition to those required by Swedish law.

FOR IMMEDIATE RELEASE

Media Contact:	Investor Contact:
Allison Wagda	Anne Marie McCauley
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2070 or +1 650.906.6320	+1 650.628.2040
press@us.checkpoint.com	ir@us.checkpoint.com

CHECK POINT ANNOUNCES A CASH TENDER OFFER TO ACQUIRE PROTECT DATA
Network security leader to secure business information as part of new data security strategy

REDWOOD CITY, Calif. and STOCKHOLM, Sweden – November 20, 2006 – Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the worldwide leader in securing the Internet, today announces a cash tender offer to acquire Protect Data AB (publ) (PROT.ST), 100 percent owner of Pointsec Mobile Technologies AB, the global leader for enterprise data security, for SEK 180 per share with a total transaction value of approximately SEK 4,152 million or approximately US $586 million. The board of directors of Protect Data unanimously recommends the offer, and it is also supported by Protect Data’s largest shareholder, Monterro Holding Ltd.

An Internet security pioneer and leader, Check Point delivers the industry’s most comprehensive security solutions to businesses and consumers worldwide. Through Check Point’s NGX™ platform, it is the only company to deliver a unified security architecture across the full network infrastructure. With the proposed acquisition of Pointsec, the leading provider of data security on laptop and desktop PCs, PDAs and smartphones, Check Point initiates the next phase of its corporate strategy: the addition of a data security solution layer to extend protection to a company’s important information. This protection will be even more valuable as it will benefit from the security and management capabilities of the Check Point unified security architecture. Acquiring Pointsec is the first step in Check Point’s vision to secure all enterprise data.

“With businesses facing increasingly severe consequences from data breaches and a stricter regulatory environment, it is apparent that protection must extend beyond the infrastructure to the data itself,” said Gil Shwed, chief executive officer of Check Point. “With Pointsec’s world-class solutions in data security, Check Point can provide customers with best of breed information security to complement our unified network security architecture.”

“Check Point’s substantial industry and channel leadership will allow Pointsec to accelerate its pace of innovation while reaching a global market of partners and customers,” said Peter Larsson, chief executive officer of Protect Data.

“After an evaluation process of the strategic alternatives for the company, both our board of directors and I believe this opportunity represents the best strategy for Protect Data, its customers, shareholders and employees,” said Martin Bjäringer, chairman of Protect Data’s board of directors.

Pointsec delivers automatic data encryption solutions that provide proven protection at the endpoint. By securing sensitive information, Pointsec helps enterprises minimize risk, shield confidential data, guard information assets, and strengthen public and shareholder confidence. Pointsec’s solutions protect enterprises and government organizations around the world, and are installed on millions of endpoints. In the first nine months of 2006 company revenues grew by 92 percent to SEK 370.8 million or US $52.4 million. After tax income for the first nine months grew by 166 percent to SEK 58.7 million or US $8.3 million.

Check Point is offering SEK 180 per Protect Data share, representing a premium of 39 percent to the average closing price of Protect Data’s shares during the last 90 trading days. The offer, which is being made through a wholly owned subsidiary of Check Point, is subject to a minimum acceptance of more than 90 percent of all of the shares of Protect Data, before as well as after dilution, regulatory approval and other customary conditions. Following approval and registration with the Swedish Financial Supervisory Authority, the offer document is expected to be posted on November 24, 2006 on: www.checkpoint.com and www.seb.se/prospekt. The acceptance period is expected to run from November 27, 2006 to December 22, 2006.

Shwed continued, “This acquisition would be the first step in our strategy for expanding Check Point’s unified security architecture into data security. It would result in new market opportunities and provide additional security and value to our customers and partners.”

The full terms and conditions to the offer are presented on the following pages, all of which are an integrated part of this press release, as well as in the offer documents which will be mailed to shareholders and warrant holders.

Press conference
A press conference will be held by Protect Data today (November 20, 2006) at 10:00 AM (CET) at Protect Data’s offices at Humlegårdsgatan 14, SE-102 49, Stockholm.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community today (November 20, 2006) at 9:00 AM ET/6:00 AM PT /3:00 PM CET. Please dial (973) 935-8512 and reference confirmation code 8143729 to access the live call or visit the company’s website at www.checkpoint.com/ir for the live webcast. A replay of the conference call will be available through December 4, 2006 at the company’s website www.checkpoint.com/ir or by telephone at (973) 341-3080, confirmation code 8143729.

THE OFFER

Check Point® Software Technologies Ltd. (“Check Point”) through its wholly owned subsidiary C.P.S.T. Sweden Holdings AB1 (“Check Point Holdings”), announces a public cash offer for all of the outstanding shares and warrants 2005/2008 and 2006/2009 in Protect Data AB (publ) (“Protect Data”) (the “Offer”)2. Protect Data’s shares are listed on the Stockholm Stock Exchange. Protect Data is the owner of 100 percent of Pointsec Mobile Technologies AB (“Pointsec”), the global leader for enterprise data security.

—	The offer price is SEK 180 in cash per share in Protect Data

—	The Offer represents a premium of 39 percent to the average closing price of SEK 129 during the last 90 business days prior to announcement of the Offer

—	The offer price is SEK 236 in cash per warrant (2005/2008) and SEK 85 in cash per warrant (2006/2009) in Protect Data[3]

—	The total value of the Offer amounts to approximately SEK 4,152 million or US $586 million[4]

—	The board of directors of Protect Data unanimously recommends the Offer, and it is also supported by Protect Data’s largest shareholder, Monterro Holding Ltd.

—	The acceptance period is expected to run from November 27, 2006 to December 22, 2006. The estimated date for payment to shareholders and warrant holders is January 5, 2007

The offer price is subject to adjustment corresponding to the value of any dividends or other distributions made by Protect Data prior to settlement of the Offer.

No commission will be charged in connection with the Offer. Neither Check Point nor Check Point Holdings currently owns any shares or warrants in Protect Data.

Background to and reasons for the Offer

Over the past decade, global connectivity has increased dramatically and the network computing market has undergone multiple major transitions. Companies of all sizes and industries are embracing increased connectivity for mobile and remote employees, enabling these remote employees to access private corporate networks and information from a growing spectrum of devices, including laptops, PDAs and smartphones. The expansion of network access to mobile workers is driving demand to secure all devices that connect to the corporate network.

Since its inception in 1993, Check Point has led the rapidly growing market for Internet security, providing innovative industry leading solutions that allow its customers to communicate securely over IP (Internet Protocol) networks. As part of its strategy to extend its leadership at the forefront of Internet security, Check Point has sought to identify opportunities with companies that offer complementary product offerings to strengthen and enhance its own offerings, as well as its ability to be the provider of choice for security solutions. Pointsec’s premier security solutions for information stored on mobile devices and PCs provide such a compelling opportunity. The combined company would be able to capitalize on both companies’ respective position in the security market place, offer a broad range of network and data security solutions, with an integrated management solution. Check Point believes that a successful combination of the two businesses will expand Check Point’s position as the vendor of choice for companies of all sizes seeking a unified security architecture, with an expanded set of skills, vertical expertise and geographic coverage.

1 Under change of name from December Nr 1242 AB.
2 Warrants issued by Protect Data as part of the company’s U.S. Stock Option Plans are excluded from the Offer. See heading entitled “U.S. Stock Option Plan” below.
3 Each warrant entitling its holder to subscribe for two new shares in Protect Data.
4 Based on 22,926,130 shares, 98,450 warrants (2005/2008) and 29,500 warrants (2006/2009) outstanding in Protect Data.

Pointsec’s management team has built an impressive company with established market position that Check Point will be able to strengthen with its large customer base, worldwide resources and extensive network of distributors and resellers. Check Point believes that Pointsec’s solutions will be able to compete more successfully in the current marketplace as a part of Check Point. Check Point anticipates that this combination will provide a favorable environment in which to further Pointsec’s businesses, develop new products and deliver enhanced opportunities for the group’s management and employees. Check Point further believes that the unanimous support of Protect Data’s Board of Directors validates this view.

Recommendation from the Board of Directors of Protect Data

The Board of Directors of Protect Data has, after an evaluation process of the strategic alternatives for the company together with its external advisors, unanimously decided to recommend that Protect Data shareholders and holders of warrants accept the Offer5. The Board’s recommendation is also supported by a fairness opinion from Jefferies Broadview, a division of Jefferies International Ltd., the financial advisor to the board.

Undertakings by Protect Data’s largest shareholder

Monterro Holding Ltd., Protect Data’s largest shareholder, holding 10.46 percent of the shares of Protect Data, has entered into an undertaking to accept the Offer subject to certain conditions.

Indicative timetable

Following approval and registration with the Swedish Financial Supervisory Authority, the offer document is expected to be posted on November 24, 2006 on: www.checkpoint.com and www.seb.se/prospekt. The acceptance period is expected to run from November 27, 2006 to December 22, 2006. Provided Check Point Holdings announces that the conditions to the Offer have been fulfilled or waived no later than January 3, 2007, settlement is expected to begin on or about January 5, 2007. Check Point Holdings reserves the right to extend the acceptance period as well as to postpone the settlement date.

Conditions to the Offer

Completion of the Offer is conditional upon:

1.	That the Offer is accepted to the extent that Check Point Holdings becomes the owner of more than 90 percent of the total number of shares in Protect Data before, as well as after, dilution resulting from exercise of warrants issued by Protect Data;

2.	That no other party announces an offer to acquire shares in Protect Data on terms which are more favorable than the Offer for the holders of shares in Protect Data;

5 The chairman Martin Bjäringer, the vice chairman Carl Rosvall and the co-opted director Thomas Bill, have not participated in the board’s decision, as they are shareholders of Monterro Holding Ltd., which has subject to certain conditions undertaken to accept the Offer.

3.	With respect to the Offer and the acquisition of Protect Data receipt of all necessary regulatory, governmental or similar clearances, approvals and decisions, in each case on terms which, in Check Point Holdings’ opinion, are acceptable;

4.	That, save as publicly announced by Protect Data prior to the date the Offer was announced or as otherwise disclosed in writing to Check Point Holdings prior to that date, Check Point Holdings does not discover that any information publicly disclosed by Protect Data or otherwise made available to Check Point Holdings is materially inaccurate or misleading or that any material information which should have been publicly disclosed by Protect Data has not been so disclosed;

5.	That neither the Offer nor the acquisition of Protect Data, is wholly or partly prevented or materially adversely affected by any legislation or other regulation, court decision, public authority decision or similar circumstance, which is actual or could reasonably be anticipated, outside the control of Check Point Holdings and which Check Point Holdings could not reasonably have foreseen at the time of the announcement of the Offer;

6.	There being no circumstances, which Check Point Holdings did not have or reasonably should have had knowledge about at the time of the announcement of the Offer that have occurred, that have had or could reasonably be expected to have a material adverse effect upon Protect Data’s sales, results, liquidity, equity or assets; and

7.	That Protect Data does not take any measures that typically are intended to impair the prerequisites for the implementation of the Offer.

Check Point Holdings reserves the right to withdraw the Offer in the event that it is clear that any of the above conditions are not fulfilled or can not be fulfilled. However, with regard to conditions 3-7, such withdrawal will only be made provided that the defective fulfillment of such condition is of material importance to Check Point Holdings’ acquisition of shares in Protect Data.

Check Point Holdings reserves the right to waive, in whole or in part, one or more of the conditions above, including, with respect to condition 1 above, to complete the Offer at a lower level of acceptance.

U.S. Stock Option Plan

In accordance with an exemption from the Swedish Securities Council6, the Offer does not include warrants issued in relation to the Stock Option Plans for US employees. Upon the completion of the Offer, Check Point Holdings intends to assume the existing options under substantially the same terms and conditions as the existing option plans and provide an equivalent value in Check Point shares and/or options as may be applicable based on the offer price in the Offer.

Description of Check Point Holdings and its financing

Check Point Holdings is a company incorporated in and under the laws of Sweden and a wholly owned subsidiary of Check Point. Check Point Holdings’ corporate registration number is 556703-0480, its registered office is in the municipality of Stockholm and its address is c/o Advokatfirman Vinge, Box 1703, 111 87 Stockholm. Check Point Holdings was established on March 27, 2006 and registered with the Swedish Companies Registration Office (Sw. Bolagsverket) on May 2, 2006. Check Point Holdings has never conducted and at present does not conduct any business and its sole business purpose is to make the Offer and take all actions to complete the Offer and subsequently operate as parent company of Protect Data.

6 Statement 2006:45

The Offer by Check Point Holdings is not contingent on financing. The Offer will be financed out of funds currently held by Check Point. Check Point has undertaken to make an equity and loan contribution of such funds as needed for Check Point Holdings to complete the Offer.

Compulsory purchase, de-listing

As soon as possible following Check Point Holdings’ acquisition of shares representing more than 90 percent of the shares in Protect Data, Check Point Holdings intends to call for compulsory purchase of the then outstanding minority shares and warrants in Protect Data. In connection hereto, Check Point Holdings intends to have the Protect Data’s shares de-listed from the Stockholm Stock Exchange.

Applicable law and disputes

The Offer shall be governed by and construed in accordance with the laws of Sweden. The Stockholm Stock Exchange’s (Sw. Stockholmsbörsen) rules regarding takeover offers (the “Takeover Rules”) and the Swedish Securities Council’s (Sw. Aktiemarknadsnämnden) rulings regarding interpretation and application of the Takeover Rules7 apply in relation to the Offer. Furthermore, Check Point Holdings has in accordance with the Swedish Act on Public Takeover Offers (Sw. Lag om offentliga uppköpserbjudanden på aktiemarknaden) contractually agreed with the Stockholm Stock Exchange to comply with the foregoing and to submit to any sanctions imposed by the Stockholm Stock Exchange upon breach of the Takeover Rules.

The courts of Sweden shall have exclusive jurisdiction over any dispute arising out of or in connection with the Offer and the City Court of Stockholm shall be the court of first instance.

Forward-looking statements

This press release and related offer documentation contain forward-looking statements. These statements appear throughout such documentation and are not guarantees of future performance and are subject to inherent risks and uncertainties. Forward-looking statements may be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as “may,” “will,” “expects,” “believes,” “anticipates,” “plans,” “intends,” ” estimates,” “projects,” “targets,” “forecasts,” “seeks,” “could,” or the negative of such terms, and other variations on such terms or comparable terminology. Forward-looking statements include, but are not limited to, statements about the expected timetable for closing the acquisition and the expected future business of Protect Data, Check Point and/or Check Point Holdings resulting from and following the Offer. These statements reflect Protect Data’s or Check Point Holdings’ respective management’s current expectations based upon information currently available to them and are subject to various assumptions, as well as risks and uncertainties that may be outside of their control. Actual results could differ materially from those expressed or implied in such forward-looking statements as a result of a number of factors, including: the conditions to completion of the deal may not be satisfied, or the regulatory approvals may not be obtained on the terms or timetable expected; the parties may not be able to achieve all of the benefits of the transaction within the expected time frames or at all; Check Point may experience unanticipated expenses in connection with the acquisition; Check Point may not be able to successfully integrate Pointsec’s operations into those of Check Point and may experience a loss of customers, employees and business disruption; and other factors described in Check Point’s Report on Form 20-F for the year ended December 31, 2005 which is on file with the Securities and Exchange Commission. Any such forward-looking statements speak only as of the date on which they are made and neither Check Point, Check Point Holdings nor Protect Data undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

7 Including its rulings with respect to the rules on public offers for the acquisition of shares issued by the Swedish Industry and Commerce Stock Exchange Committee (Sw. Näringslivets Börskommitté).

Advisors

Check Point Software Technologies Ltd. has retained SEB Enskilda as financial advisor and Advokatfirman Vinge as legal advisor in connection with the Offer. In addition, Lehman Brothers acted as financial advisor and rendered a fairness opinion to the board of directors of Check Point on the acquisition.

Stockholm, November 20, 2006

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. It is a market leader in the worldwide enterprise firewall, consumer Internet security and VPN markets. Through its NGX platform, the company delivers a unified security architecture for a broad range of perimeter, internal, Web, and endpoint security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company’s ZoneAlarm Internet Security Suite and additional consumer security solutions are among the highest rated in the industry today, proactively protecting millions of people from hackers, spyware, viruses and identity theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of thousands of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

About Protect Data AB (publ) and Pointsec Mobile Technologies AB
Pointsec is a worldwide provider of mobile device security – with the most customers deployed, highest level of certification and more complete device coverage than any other company. Pointsec delivers a trusted solution for automatic data encryption that guarantees proven protection at the most vulnerable point where sensitive enterprise data is stored – on mobile devices. By securing sensitive information stored on laptops, PDAs, smartphones, and removable media, enterprises and government organizations can protect and enhance their image, minimize risk, shield confidential data, guard information assets, and strengthen public and shareholder confidence. Pointsec’s customers include enterprises and government organizations around the world. The company has operations in 14 countries and is represented through partners on all continents. Pointsec can be found on the web at: www.pointsec.com.

Stockholm headquartered Protect Data AB (publ) (PROT.ST) was founded in 1988, and is listed on the Stockholm Stock Exchange since 1997. The company has its full business focus on its wholly owned subsidiary, Pointsec Mobile Technologies AB. For more information, please visit Protect Data at: www.protectdata.com.

©2003–2006 Check Point Software Technologies Ltd. All rights reserved. Check Point, AlertAdvisor, Application Intelligence, Check Point Express, Check Point Express CI, the Check Point logo, ClusterXL, ConnectControl, Connectra, Connectra Accelerator Card, Cooperative Enforcement, Cooperative Security Alliance, CoSa, DefenseNet, Eventia, Eventia Analyzer, Eventia Reporter, Eventia Suite, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FloodGate-1, Hacker ID, IMsecure, INSPECT, INSPECT XL, Integrity, Integrity Clientless Security, Integrity SecureClient, InterSpect, IQ Engine, MailSafe, NG, NGX, Open Security Extension, OPSEC, OSFirewall, Policy Lifecycle Management, Provider-1, Safe@Home, Safe@Office, SecureClient, SecureClient Mobile, SecureKnowledge, SecurePlatform, SecurePlatform Pro, SecuRemote, SecureServer, SecureUpdate, SecureXL, SecureXL Turbocard, SiteManager-1, SmartCenter, SmartCenter Express, SmartCenter Power, SmartCenter Pro, SmartCenter UTM, SmartConsole, SmartDashboard, SmartDefense, SmartDefense Advisor, Smarter Security, SmartLSM, SmartMap, SmartPortal, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SofaWare, SSL Network Extender, Stateful Clustering, TrueVector, Turbocard, UAM, UserAuthority, User-to-Address Mapping, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Express, VPN-1 Express CI, VPN-1 Power, VPN-1 Power VSX, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 UTM, VPN-1 UTM Edge, VPN-1 VSX, Web Intelligence, ZoneAlarm, ZoneAlarm Anti-Spyware, ZoneAlarm Antivirus, ZoneAlarm Internet Security Suite, ZoneAlarm Pro, ZoneAlarm Secure Wireless Router, Zone Labs, and the Zone Labs logo are trademarks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726, 6,496,935, 6,873,988, and 6,850,943 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ Eyal Desheh —————————————— Eyal Desheh Executive Vice President & Chief Financial Office

November 20, 2006